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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated December 26, 2006


                         Commission File Number 0-51373


                        CHEMGENEX PHARMACEUTICALS LIMITED
                    (Exact Name as Specified in its Charter)

                                       N/A
                       (Translation of Registrant's Name)

                                  Pigdons Road
                                   Waurn Ponds
                            P.O. Box 1069, Grovedale
                             Victoria 3216 Australia
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F    X    Form 40-F ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes _____         No  X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 26, 2006

                            CHEMGENEX PHARMACEUTICALS
                            LIMITED


                            By:/s/ Greg R. Collier
                               -----------------------------
                              Name:   Greg R. Collier
                              Title:  Managing Director

                                  EXHIBIT INDEX


Exhibit     Description of Exhibit

99.1        Press release, December 20, 2006